May 8, 2024

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fifth District Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-277776)
Request for Acceleration of Effectiveness

To Whom It May Concern:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby join Fifth District Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated to 11:00 a.m., Eastern time, on May 10, 2024, or as soon thereafter as may be practicable.

PERFORMANCE TRUST CAPITAL PARTNERS, LLC

By:	/s/ Allan D. Jean
Name:	Allan D. Jean
Title:	Director – Investment Banking